A subsidiary of Stolt-Nielsen S.A.	c/o Stolt Offshore M.S. Ltd. Dolphin House Windmill Road Sunbury-on-Thames Middlesex TW16 7HT England	Tel: + 44 193 277 3700 Fax: + 44 193 277 3701 www.stoltoffshore.com

         September 16, 2002

Dear Shareholder:

        I am writing to notify you of an Extraordinary General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") to be held on Thursday, October 17, 2002 at 3:00 P.M. local time at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        The purpose of this meeting is to consider and approve a recommendation of the Audit Committee and the Board of Directors of the Company to elect Deloitte & Touche S.A as the Statutory Auditors of the Company for a term to expire at the next Annual General Meeting of Shareholders.

        Your vote is important. Please sign, date and promptly return the enclosed Proxy Card to assure that it will be received in time to be voted at the Extraordinary General Meeting.

        The Company's Board of Directors unanimously recommends that you vote for election of Deloitte & Touche S.A. as the Statutory Auditors of the Company.

Sincerely,

Jacob Stolt-Nielsen Chairman of the Board

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 43172